SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101. Information to be Included in Statements Filed Pursuant to

§ 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a))

Under the Securities Exchange Act of 1934

(Amendment No. 5)

China Unicom (Hong Kong) Limited

(Name of Issuer)

Ordinary Shares, Par Value HK$0.10 Per Share

(Title of Class of Securities)

16945R 10 4

(CUSIP Number)

Chu Ka Yee China Unicom (Hong Kong) Limited 75th Floor, The Center 99 Queen’s Road Central Hong Kong Telephone: (+852) 2121 3220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

1.	NAME OF REPORTING PERSON CHINA UNITED NETWORK COMMUNICATIONS GROUP COMPANY LIMITED(1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: None
	8.	SHARED VOTING POWER: 17,807,130,256(2)
	9.	SOLE DISPOSITIVE POWER: None
	10.	SHARED DISPOSITIVE POWER: 17,807,130,256
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 17,807,130,256(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 75.6%(2)
14.	TYPE OF REPORTING PERSON: CO

(1)	Formerly known as China United Telecommunications Corporation.
(2)

Includes (i) 9,725,000,020 Unicom Shares held by China Unicom (BVI) Limited, a company incorporated in the British Virgin Islands (“Unicom BVI”), and (ii) 8,082,130,236 Unicom Shares held by China Netcom Group Corporation (BVI) Limited, a company incorporated in the British Virgin Islands (“Netcom BVI”).

1.	NAME OF REPORTING PERSON CHINA UNITED NETWORK COMMUNICATIONS LIMITED(1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: None
	8.	SHARED VOTING POWER: 17,807,130,256(2)
	9.	SOLE DISPOSITIVE POWER: None
	10.	SHARED DISPOSITIVE POWER: 9,725,000,020
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 17,807,130,256(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 75.6%(2)
14.	TYPE OF REPORTING PERSON: CO

(1)	Formerly known as China United Telecommunications Corporation Limited.
(2)

Includes (i) 9,725,000,020 Unicom Shares held by Unicom BVI and (ii) 8,082,130,236 Unicom Shares held by Netcom BVI as to which the Reporting Person may be deemed to be the beneficial owner due to its beneficial ownership interest in Unicom BVI and the formation of a group (as defined in Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) between Unicom BVI and Netcom BVI as a result of the Concert Party Agreement as described in Items 3 and 4 of the Schedule 13D. The Reporting Person disclaims beneficial ownership of the 8,082,130,236 Unicom Shares held by Netcom BVI.

1.	NAME OF REPORTING PERSON CHINA UNICOM (BVI) LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: None
	8.	SHARED VOTING POWER: 17,807,130,256(1)
	9.	SOLE DISPOSITIVE POWER: None
	10.	SHARED DISPOSITIVE POWER: 9,725,000,020
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 17,807,130,256(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 75.6%(1)
14.	TYPE OF REPORTING PERSON: CO

(1)

Includes (i) 9,725,000,020 Unicom Shares held by the Reporting Person and (ii) 8,082,130,236 Unicom Shares held by Netcom BVI as to which the Reporting Person may be deemed to have acquired beneficial ownership due to the formation of a group (as defined in Rule 13d-5(b)(1) under the Exchange Act) between the Reporting Person and Netcom BVI as a result of the Concert Party Agreement as described in Items 3 and 4 of the Schedule 13D.

1.	NAME OF REPORTING PERSON CHINA NETCOM GROUP CORPORATION (BVI) LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: None
	8.	SHARED VOTING POWER: 17,807,130,256(1)
	9.	SOLE DISPOSITIVE POWER: None
	10.	SHARED DISPOSITIVE POWER: 8,082,130,236
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 17,807,130,256(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 75.6%(1)
14.	TYPE OF REPORTING PERSON: CO

(1)

Includes (i) 8,082,130,236 Unicom Shares held by the Reporting Person and (ii) 9,725,000,020 Unicom Shares held by Unicom BVI as to which the Reporting Person may be deemed to have acquired beneficial ownership due to the formation of a group (as defined in Rule 13d-5(b)(1) under the Exchange Act) between Unicom BVI and the Reporting Person as a result of the Concert Party Agreement as described in Items 3 and 4.

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the disclosures in Item 3 (Source and Amount of Funds or Other Consideration), Item 4 (Purpose of the Transaction), Item 5 (Interest in Securities of the Issuer, Item 6 (Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer) and Item 7 (Material to be Filed as Exhibits) of the Schedule 13D (“Schedule 13D”) filed with the Securities and Exchange Commission on October 27, 2008, as amended by Amendment No. 1 filed on November 25, 2008 (“Amendment No. 1”), Amendment No. 2 filed on December 24, 2008 (“Amendment No. 2”), Amendment No. 3 filed on January 14, 2009 (“Amendment No. 3”) and Amendment No. 4 filed on September 29, 2009 (“Amendment No. 4”), relating to the ordinary shares of par value HK$0.10 per share (“Unicom Shares”) of China Unicom (Hong Kong) Limited (formerly known as China Unicom Limited), a corporation organized under the laws of Hong Kong (“China Unicom”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D, as previously amended, remain unchanged.

Capitalized terms not otherwise defined in this Amendment No. 5 have the meanings given to them in the Schedule 13D, as previously amended.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D, as previously amended, is hereby amended and supplemented by adding the following:

On June 10, 2012, Netcom BVI entered into a share purchase agreement for the sale and purchase of shares in China Unicom (Hong Kong) Limited (the “Telefónica SPA”) with Telefónica Internacional, S.A.U. (“Telefónica”), pursuant to which Netcom BVI agreed to acquire an aggregate of 1,073,777,121 Unicom Shares, representing approximately 4.56% of the issued share capital of China Unicom, at a price of HK$10.21 per Share. The aggregate consideration for the acquisition is HK$10,963,264,405.41. Completion of the acquisition is expected to occur by no later than the end of July 2012. Netcom BVI expects to fund the acquisition consideration using internal cash resources or bank borrowings, or a combination of both, which has not yet been determined.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D, as previously amended, is hereby amended and supplemented by adding the following:

On June 10, 2012, Netcom BVI entered into the Telefónica SPA with Telefónica, pursuant to which Netcom BVI agreed to acquire from Telefónica an aggregate of 1,073,777,121 Unicom Shares, representing approximately 4.56% of the issued share capital of China Unicom, at a price of HK$10.21 per Unicom Share.

Except as set forth in this Amendment No. 5 and the Schedule 13D, as previously amended, none of the Companies nor, to the best knowledge of each of the Companies, any of its respective executive officers or directors has any present plans or proposals that relate to or would result in the occurrence of any of the following events: (a) the acquisition by any person of additional securities of China Unicom, or the disposition of securities of China Unicom; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving China Unicom or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of China Unicom or any of its subsidiaries; (d) any change in the present board of directors or management of China Unicom, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of China Unicom; (f) any other material change in China Unicom’s business or corporate structure; (g) changes in China Unicom’s memorandum and articles of association or instruments corresponding thereto or other actions which may impede the acquisition of control of China Unicom by any person; (h) causing a class of securities of China Unicom to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of China Unicom becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 of the Schedule 13D, as previously amended, are hereby further amended and restated as follows:

(a) Unicom BVI is the registered and beneficial owner of 9,725,000,020 Unicom Shares, representing 41.3% of the total outstanding Unicom Shares. In addition, due to the Concert Party Agreement and the beneficial ownership of Unicom Shares by Netcom BVI, Unicom BVI and Netcom BVI constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder, and, accordingly, Unicom BVI is deemed to have beneficial ownership of the 8,082,130,236 Unicom Shares held by Netcom BVI. Thus, Unicom BVI is deemed to beneficially own in the aggregate 17,807,130,256 Unicom Shares, representing 75.6% of the total outstanding Unicom Shares.

Netcom BVI is the beneficial owner and, after the completion of the acquisition contemplated under the Telefónica SPA, the registered owner of 8,082,130,236 Unicom Shares, representing 34.3% of the total outstanding Unicom Shares. In addition, due to the formation of the above described “group” with Unicom BVI, Netcom BVI is deemed to have beneficial ownership of the 9,725,000,020 Unicom Shares held by Unicom BVI. Thus, Netcom BVI is deemed to beneficially own in the aggregate 17,807,130,256 Unicom Shares, representing 75.6% of the total outstanding Unicom Shares.

Unicom Group, by virtue of its ownership interest in Unicom BVI and Netcom BVI, beneficially owns the 9,725,000,020 Unicom Shares held by Unicom BVI and the 8,082,130,236 Unicom Shares held by Netcom BVI, representing in the aggregate 75.6% of the total outstanding Unicom Shares.

Unicom A Share Company, by virtue of its ownership interest in Unicom BVI, beneficially owns the 9,725,000,020 Unicom Shares held by Unicom BVI, representing 41.3% of the total outstanding Unicom Shares, and may also be deemed to have beneficial ownership of the 8,082,130,236 Unicom Shares that are held by Netcom BVI and that are deemed to be beneficially owned by Unicom BVI as a result of the formation of the above described “group” between Unicom BVI and Netcom BVI. Thus, Unicom A Share Company may be deemed to beneficially own in the aggregate 17,807,130,256 Unicom Shares, representing 75.6% of the total outstanding Unicom Shares.

Each of Unicom Group and Unicom A Share Company disclaims that it has agreed to act together with any of the parties to the Concert Party Agreement as a “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder, and Unicom A Share Company disclaims beneficial ownership of the 8,082,130,236 Unicom Shares held by Netcom BVI.

The aggregate numbers and percentages of Unicom Shares beneficially owned by each of the executive officers and directors of each of the Companies are set forth in Schedule II.

(b) Each of Unicom BVI and Netcom BVI may be deemed to have the shared power to vote or to direct the voting of the 17,807,130,256 Unicom Shares that are deemed to be beneficially owned by each of them and by Unicom Group and that may be deemed to be beneficially owned by the Unicom A Share Company. Unicom BVI may be deemed to have the shared power to dispose or direct the disposition of the 9,725,000,020 Unicom Shares registered in its name. Netcom BVI may be deemed to have the shared power to direct the disposition of the 8,082,130,236 Unicom Shares registered in its name.

Unicom Group, by virtue of its ownership interest in Unicom BVI and Netcom BVI, may be deemed to have the shared power to direct the voting and disposition of the 9,725,000,020 Unicom Shares registered in the name of Unicom BVI and the 8,082,130,236 Unicom Shares registered in the name of Netcom BVI.

Unicom A Share Company, by virtue of its ownership of Unicom BVI, may be deemed to have the shared power to direct the voting of the 17,807,130,256 Unicom Shares deemed to be beneficially owned by Unicom BVI and to direct the disposition of the 9,725,000,020 Unicom Shares registered in the name of Unicom BVI.

Unless otherwise indicated, each executive officer or director of each of the Companies listed in Schedule II has the sole power to vote or dispose or to direct the vote or disposition of the Unicom Shares that he or she beneficially owns or shares such powers with his or her spouse.

Furthermore, Item 5 of the Schedule 13D, as previously amended, is hereby further amended and supplemented by (i) amending and restating Schedule I to reflect changes in the information set forth therein, (ii) amending and restating Schedule II to reflect changes in the information set forth therein resulting from, among other things, certain options becoming exercisable within 60 days from June 10, 2012 in accordance with the applicable option plans and (iii) amending and restating paragraphs (c) and (d) as follows:

(c) Except as set forth in the Schedule 13D, as previously amended, and as further amended and supplemented by this Amendment No. 5, and Schedule II, neither any of the Companies nor, to the best knowledge of each of the Companies, any of its respective executive officers and directors listed on Schedule I, beneficially owns or has effected any transactions in the Unicom Shares during the past 60 days.

(d) Except as set forth in the Schedule 13D, as previously amended, and as further amended and supplemented by this Amendment No. 5, and Schedule II, neither any of the Companies nor, to the best knowledge of each of the Companies, any of its respective executive officers and directors listed on Schedule I, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale, of the Unicom Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The following summary of certain material provisions of the Telefónica SPA with respect to the acquisition of Unicom Shares does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit I to this Amendment No. 5.

Share Purchase

On June 10, 2012, Netcom BVI entered into the Telefónica SPA with Telefónica, pursuant to which Netcom BVI agreed to acquire from Telefónica an aggregate of 1,073,777,121 Unicom Shares, representing approximately 4.56% of the issued share capital of China Unicom, at a price of HK$10.21 per Share. Completion of the acquisition is conditional upon the relevant PRC regulatory approvals for the acquisition having been obtained and completion is expected to occur by no later than the end of July 2012.

Lock-Up

Telefónica has undertaken that for a period of 12 months from the date of the Telefónica SPA, it shall not, directly or indirectly, sell, transfer or dispose of any of the Unicom Shares held, directly or indirectly, by it as at the date of the Telefónica SPA, save for (a) any transfer of Unicom Shares pursuant to the Telefónica SPA or (b) any transfer of Unicom Shares to any of Telefónica’s affiliates, provided that (i) Telefónica provides Netcom BVI with prior written notice and (ii) Telefónica shall procure that such affiliates shall comply with the same undertaking given by itself.

Item 7. Material To Be Filed As Exhibits.

Item 7 of the Schedule 13D, as previously amended, is hereby amended by adding the following exhibit:

Exhibit I:

Share purchase agreement for the sale and purchase of shares in China Unicom (Hong Kong) Limited, dated June 10, 2012, by and between China Netcom Group Corporation (BVI) Limited and Telefónica Internacional, S.A.U.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

China United Network Communications Group Company Limited		China United Network Communications Limited

By:	/s/ Chang Xiaobing	By:	/s/ Chang Xiaobing
Name:	Chang Xiaobing	Name:	Chang Xiaobing
Title:	Chairman	Title:	Chairman
Date:	June 13, 2012	Date:	June 13, 2012

China Unicom (BVI) Limited		China Netcom Group Corporation (BVI) Limited

By:	/s/ Chang Xiaobing	By:	/s/ Li Fushen
Name:	Chang Xiaobing	Name:	Li Fushen
Title:	Director	Title:	Director
Date:	June 13, 2012	Date:	June 13, 2012

Schedule I

Executive Officers and Directors of the Companies

The following is a list of all executive officers and directors of each of the Companies and certain other information with respect to each executive officer and director. Unless otherwise indicated, each of Unicom Group’s executive officers and directors’ business address is 21 Financial Street, Xicheng District, Beijing, the PRC; each of Unicom A Share Company’s executive officers or directors’ business address is 29th Floor, Lian Tong Tower, 1033 Chang Ning Road, Shanghai 200050, the PRC; each of Unicom BVI’s executive officers or directors’ business address is 75th Floor, the Center, 99 Queen’s Road Central, Hong Kong, the PRC; and each of Netcom BVI’s executive officers or directors’ business address is 21 Financial Street, Xicheng District, Beijing, the PRC.

Executive Officers and Directors of Unicom Group

Name	Principal Occupation or Employment at the Companies	Name and Address of Corporation or Employment/ Organization in Which Employed	Citizenship
Chang Xiaobing	Chairman		PRC

Lu Yimin	Vice Chairman and President		PRC

Tong Jilu	Director and Executive Vice President		PRC

Li Jianguo	Senior Vice President		PRC

Li Fushen	Director and Executive Vice President		PRC

Li Gang	Senior Vice President		PRC

Zhang Junan	Senior Vice President		PRC

Jiang Zhengxin	Senior Vice President		PRC

Shao Guanglu	Senior Vice President		PRC

Jiang Peihua	Director	Deputy General Manger - China United Network Communications Group Company Limited Beijing Branch No. 9 Luo Ma Shi Street, Xicheng District, Beijing 100052, the PRC	PRC

Wang Fugui	Director	Chairman - Huaneng Comprehensive Industrial Co. No. 40, Xue Yuan Nan Road, Haidian District, Beijing 100082, the PRC	PRC

Gong Jianzhong	Director	CEO - Bank of China Group Investment Limited 23/F, Bank of China Tower, No.1 Garden Road, Central, Hong Kong	PRC

Schedule I - 1

Executive Officers and Directors of Unicom A Share Company

Name	Principal Occupation or Employment at the Companies	Name and Address of Corporation or Employment/ Organization in Which Employed	Citizenship
Chang Xiaobing	Chairman		PRC

Lu Yimin	Director		PRC

Tong Jilu	Director		PRC

Li Fushen	Director		PRC

Zhang Jian	Vice President		PRC

Liu Cai	Independent Director	Vice Chairman - China Institute of Communications No. 1-201, Building One, North Huaibaishu Street, Xuanwu District, Beijing 100053, the PRC	PRC

Zhao Chunjun	Independent Director	Committee Member - Degree Committee and the Academic Council of Tsinghua University 12-3-301, Lanqiying Community, Haidian District, Beijing 100084, the PRC	PRC

Zhang Yinghai	Independent Director

Vice President, Graduate School Dean and Professor - Beijing University of Posts and Telecommunications

School Administration Office, Beijing University of Posts and Telecommunications, 10 Xitucheng Road, Haidian District, Beijing 100876, the PRC

PRC

Xia Dawei	Independent Director	President and Professor - Shanghai National Accounting Institute Shanghai National Accounting Institute, 200 Panlong Road, Xujing Town, Qingpu District, Shanghai 201702, the PRC	PRC

Li Jianguo	Chairman of the Board of Supervisors		PRC

Guo Xiaoke	Supervisor		PRC

Guo Xiaolin	Supervisor		PRC

Schedule I - 2

Executive Officers and Directors of Unicom BVI

Name	Principal Occupation or Employment at the Companies	Name and Address of Corporation or Employment/ Organization in Which Employed	Citizenship
Chang Xiaobing	Director		PRC

Li Qiuhong	Director		PRC

Executive Officers and Directors of Netcom BVI

Name	Principal Occupation or Employment at the Companies	Name and Address of Corporation or Employment/ Organization in Which Employed	Citizenship
Li Fushen	Director		PRC

Schedule I - 3

Schedule II

Beneficial Ownership of Executive Officers and Directors

The percentages of Unicom Shares outstanding provided in the tables below are based on 23,564,901,919 Unicom Shares outstanding as of June 10, 2012; provided that Unicom Shares issuable upon exercise of options that are exercisable within 60 days of June 10, 2012 are considered outstanding for the purpose of calculating the percentage of outstanding Unicom Shares held by such individual, but not for the purpose of calculating the percentage of outstanding Unicom Shares held by any other individual.

Beneficial Ownership of Unicom Shares of Executive Officers and Directors of Unicom Group

Name	Unicom Shares Beneficially Owned			Total Number of Unicom Shares Covered by Options in Unicom Shares(2), (3)		Option Expiration Date	Option Exercise Price
	Aggregate Number of Unicom Shares		Percentage
Chang Xiaobing	1,272,000	(1)	0.0054%	526,000		December 20, 2013	HK$	6.20
				746,000		February 14, 2014	HK$	6.35

				1,272,000
Lu Yimin	0		0	0
Tong Jilu	624,000	(1)(4)	0.0026%	92,000		July 19, 2013	HK$	5.92
				460,000		February 14, 2014	HK$	6.35
				32,000	(5)	July 19, 2013	HK$	5.92
				40,000	(5)	February 14, 2014	HK$	6.35

				624,000
Li Jianguo	602,000		0.0026%	0
Li Fushen	723,840	(1)	0.0031%	723,840		November 16, 2013	HK$	5.57
Li Gang	460,000	(1)	0.0019%	460,000		February 14, 2014	HK$	6.35
Zhang Junan	460,000	(1)	0.0019%	460,000		February 14, 2014	HK$	6.35
Jiang Zhengxin	0		0	0
Shao Guanglu	100,000	(1)	0.0004%	100,000		February 14, 2014	HK$	6.35
Jiang Peihua	206,000	(1)	0.0009%	206,000		February 14, 2014	HK$	6.35
Wang Fugui	0		0	0
Gong Jianzhong	0		0	0

(1)	All of which reflect Unicom Shares issuable upon exercise of options that are exercisable as of June 10, 2012 and will become exercisable within 60 days following June 10, 2012.

Schedule II - 1

(2)	Each option gives the holder the right to purchase one Unicom Share.
(3)

Comprised of all Unicom Shares underlying options, including Unicom Shares issuable upon exercise of options that are exercisable as of June 10, 2012 and will become exercisable within 60 days following June 10, 2012 and which have also been reflected in the column “Aggregate Number of Unicom Shares”.

(4)	Includes 72,000 Unicom Shares beneficially owned by his spouse, with whom he shares the power to vote or dispose or to direct the vote or to direct the disposition.
(5)	Options of China Unicom beneficially owned by his spouse.

Beneficial Ownership of Unicom Shares of Executive Officers and Directors of Unicom A Share Company

Name	Unicom Shares Beneficially Owned			Total Number of Unicom Shares Covered by Options in Unicom Shares(2), (3)		Option Expiration Date	Option Exercise Price
	Aggregate Number of Unicom Shares		Percentage
Chang Xiaobing	1,272,000	(1)	0.0054%	526,000		December 20, 2013	HK$	6.20
				746,000		February 14, 2014	HK$	6.35

				1,272,000
Lu Yimin	0		0	0
Tong Jilu	624,000	(1)(4)	0.0026%	92,000		July 19, 2013	HK$	5.92
				460,000		February 14, 2014	HK$	6.35
				32,000	(5)	July 19, 2013	HK$	5.92
				40,000	(5)	February 14, 2014	HK$	6.35

				624,000
Li Fushen	723,840	(1)	0.0031%	723,840		November 16, 2013	HK$	5.57
Zhang Jian	198,000	(1)	0.0008%	198,000		February 14, 2014	HK$	6.35
Liu Cai	0		0	0
Zhao Chunjun	0		0	0
Zhang Yinghai	0		0	0
Xia Dawei	0		0	0
Li Jianguo	602,000		0.0026%	0
Guo Xiaoke	470,000	(1)	0.0020%	204,000		July 19, 2013	HK$	5.92
				266,000		February 14, 2014	HK$	6.35

				470,000
Guo Xiaolin	45		0.0000%	0

Schedule II - 2

(1)	All of which reflect Unicom Shares issuable upon exercise of options that are exercisable as of June 10, 2012 and will become exercisable within 60 days following June 10, 2012.
(2)	Each option gives the holder the right to purchase one Unicom Share.
(3)

Comprised of all Unicom Shares underlying options, including Unicom Shares issuable upon exercise of options that are exercisable as of June 10, 2012 and will become exercisable within 60 days following June 10, 2012 and which have also been reflected in the column “Aggregate Number of Unicom Shares”.

(4)	Includes 72,000 Unicom Shares beneficially owned by his spouse, with whom he shares the power to vote or dispose or to direct the vote or to direct the disposition.
(5)	Options of China Unicom beneficially owned by his spouse.

Beneficial Ownership of Unicom Shares of Executive Officers and Directors of Unicom BVI

Name	Unicom Shares Beneficially Owned			Total Number of Unicom Shares Covered by Options in Unicom Shares(2), (3)
	Aggregate Number of Unicom Shares		Percentage		Option Expiration Date	Option Exercise Price
Chang Xiaobing	1,272,000	(1)	0.0054%	526,000	December 20, 2013	HK$	6.20
				746,000	February 14, 2014	HK$	6.35

				1,272,000
Li Qiuhong	484,000	(1)	0.0021%	204,000	July 19, 2013	HK$	5.92
				280,000	February 14, 2014	HK$	6.35

				484,000

Schedule II - 3

(1)	All of which reflect Unicom Shares issuable upon exercise of options that are exercisable as of June 10, 2012 and will become exercisable within 60 days following June 10, 2012.
(2)	Each option gives the holder the right to purchase one Unicom Share.
(3)

Comprised of all Unicom Shares underlying options, including Unicom Shares issuable upon exercise of options that are exercisable as of June 10, 2012 and will become exercisable within 60 days following June 10, 2012 and which have also been reflected in the column “Aggregate Number of Unicom Shares”.

Beneficial Ownership of Unicom Shares of Executive Officers and Directors of Netcom BVI

Name	Unicom Shares Beneficially Owned			Total Number of Unicom Shares Covered by Options in Unicom Shares(2), (3)	Option Expiration Date	Option Exercise Price
	Aggregate Number of Unicom Shares		Percentage
Li Fushen	723,840	(1)	0.0031%	723,840	November 16, 2013	HK$	5.57

(1)	All of which reflect Unicom Shares issuable upon exercise of options that are exercisable as of June 10, 2012 and will become exercisable within 60 days following June 10, 2012.
(2)	Each option gives the holder the right to purchase one Unicom Share.
(3)

Comprised of all Unicom Shares underlying options, including Unicom Shares issuable upon exercise of options that are exercisable as of June 10, 2012 and will become exercisable within 60 days following June 10, 2012 and which have also been reflected in the column “Aggregate Number of Unicom Shares”.

Schedule II - 4